    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 13, 2002
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------

                                  SCHEDULE TO/I
                                  (RULE 13e-4)

                               -------------------

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

                               -------------------

                                  VASTERA, INC.
         (NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

                               -------------------

           CERTAIN OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.01,
        HAVING AN EXERCISE PRICE PER SHARE EQUAL TO OR GREATER THAN $6.50
                         (TITLE OF CLASS OF SECURITIES)

                               -------------------

                                      N/A*
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                               -------------------

                                 MARK J. FERRER
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                  VASTERA, INC.
                         45025 AVIATION DRIVE, SUITE 300
                             DULLES, VIRGINIA 20166
                                 (703) 661-9006
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                   COMMUNICATIONS ON BEHALF OF FILING PERSON)
                                   COPIES TO:
                                ELLEN S. BANCROFT
                                  AMY C. HAGEN
                         BROBECK, PHLEGER & HARRISON LLP
                               38 TECHNOLOGY DRIVE
                          IRVINE, CALIFORNIA 92618-2301
                                 (949) 790-6300

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
           TRANSACTION VALUATION                          AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
                    $2,187,345                                   $437.60
--------------------------------------------------------------------------------

* There is no trading market or CUSIP Number for the options. The CUSIP Number for the underlying common stock is 92239N10.
|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
     |_| third party tender offer subject to Rule 14d-1.
     |X| issuer tender offer subject to Rule 13e-4.
     |_| going-private transaction subject to Rule 13e-3.
     |_| amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

                             INTRODUCTORY STATEMENT

         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO/I (the "SCHEDULE TO") filed with the Securities and Exchange Commission on August 30, 2002, relating to our offer to exchange certain options to purchase shares of our common stock, par value $0.01, having an exercise price per share of $6.50 or more for new options to purchase shares of our common stock, upon terms and subject to the conditions described in the Offer to Exchange, dated August 30, 2002, and the related Letter of Transmittal.

         The revised Offer to Exchange is attached as Exhibit (a)(1) and the revised Notice of Withdrawal is attached as Exhibit (a)(3) to this Amendment No. 1. In addition, email messages to our employees announcing Q&A discussions for the Stock Option Exchange Offer and transmitting the revised Offer to Exchange and Notice of Withdrawal are attached as Exhibit (a)(15) and Exhibit (a)(16) to this Amendment No. 1.

ITEM 1. SUMMARY TERM SHEET.

         Item 1 of the Schedule TO is hereby amended in its entirety to read as follows:

         The information set forth under "Summary Term Sheet" in the revised Offer to Exchange Certain Outstanding Options for New Options (the "OFFER TO EXCHANGE"), a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

         Item 2 of the Schedule TO is hereby amended by replacing in their entirety the two paragraphs contained in subsection (b) with the following paragraphs:

         (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange certain options granted under the Vastera 1996 Stock Option Plan (the "1996 PLAN") and the Vastera 2000 Stock Incentive Plan (the "2000 PLAN," and collectively with the 1996 Plan, the "OPTION PLANS") to purchase approximately 5,331,602 shares of the Company's common stock ("OPTION SHARES") with an exercise price per share equal to or greater than $6.50, for new nonstatutory options that will be granted under the 2000 Plan (the "NEW OPTIONS"), upon the terms and subject to the conditions set forth under "The Offer" in the Offer to Exchange. If you are not an employee of Vastera or one of its subsidiaries, you will not be eligible to accept the Offer. The information set forth under "The Offer" in the Offer to Exchange is incorporated herein by reference.

         Each option holder that chooses to tender any eligible options pursuant to this offer will be required to tender all options granted to such option holder after February 26, 2002. The number of shares of common stock subject to each new option will be the same as the number of shares of common stock subject to the tendered option that is accepted in exchange for that new option, subject to adjustment for any stock split, combination or the like occurring prior to the grant of the new options. The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 2 ("Number of Options; Expiration Date"),
Section 4 ("Status of Eligible Options Not Exchanged"), Section 7 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 10 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

ITEM 12. EXHIBITS.

EXHIBIT
 NUMBER     DESCRIPTION
-------     --------------------------------------------------------------------

 (a)(1)     Offer to Exchange, filed September 13, 2002.+

 (a)(2)     Form of Letter of Transmittal.*

 (a)(3)     Form of Notice of Withdrawal.+

 (a)(4) Form of Email to All Employee Announcing Offer from Mark J. Ferrer dated August 30, 2002.*

 (a)(5)     Email Communication to Eligible Option Holders.*

 (a)(6)     Addendum for Employees in Canada.*

 (a)(7)     Addendum for Employees in Mexico and Ireland.*

 (a)(8)     Addendum for Employees in United Kingdom.*

 (a)(9)     Form of Reminder of Expiration Date.*

 (a)(10)    Form of Acknowledgement and Receipt of Letter of Transmittal.*

 (a)(11) Form of Email Communication Reporting Results to Tendering Option Holders.*

 (a)(12) Vastera's Annual Report on Form 10-K for its fiscal year ended December 31, 2002, filed with the Securities and Exchange Commission on March 11, 2002 and incorporated herein by reference.

 (a)(13) Vastera's Quarterly Report on Form 10-Q for its quarter ended March 31, 2002, filed with the Securities and Exchange Commission on May 9, 2002, and incorporated herein by reference.

 (a)(14) Vastera's Quarterly Report on Form 10-Q for its quarter ended June 30, 2002, filed with the Securities and Exchange Commission on August 14, 2002, and incorporated herein by reference.

(a)(15) Email to Employees Announcing Q&A Discussions for the Stock Option Exchange Offer dated September 11, 2002.

(a)(16) Email to Employees Distributing the Revised Offer to Exchange dated September 13, 2002.

   (b)      Not applicable.

 (d)(1) Vastera, Inc. 1996 Stock Option Plan, as amended, filed with the Securities and Exchange Commission on April 6, 2000 as Exhibit 10.6 to the Company's registration statement on Form S-1 and incorporated herein by reference.

 (d)(2) Vastera, Inc. 2000 Stock Incentive Plan, as amended, filed with the Securities and Exchange Commission on February 16, 2001 as
            Exhibit 99.1 to the Company's registration statement on Form S-1 and incorporated herein by reference.

 (d)(3) Form of Notice of Grant of Stock Option for the Vastera, Inc. 2000 Stock Incentive Plan.*

 (d)(4) Form of Stock Option Agreement for the Vastera, Inc. 2000 Stock Incentive Plan, filed with the Securities and Exchange Commission on August 31, 2000 as Exhibit 10.10 to the Company's registration statement on Form S-1 and incorporated herein by reference.

 (d)(5) United Kingdom Stock Option Subplan Under the Vastera, Inc. 2000 Stock Incentive Plan.*

 (d)(6) Form of Notice of Grant of Stock Option for the United Kingdom Stock Option Subplan Under the Vastera, Inc. 2000 Stock Incentive Plan.*

 (d)(7) Form of Stock Option Agreement for the United Kingdom Stock Option Subplan Under the Vastera, Inc. 2000 Stock Incentive Plan.*

   (g)      Not applicable.

   (h)      Not applicable.

--------------------------------------------------------------------------------
    + Filed herewith. Amends and replaces corresponding exhibit filed previously.
    *       Filed previously.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         VASTERA, INC.

                                         By:       /s/  MARK J. FERRER
                                            ------------------------------------
                                                       MARK J. FERRER
                                           PRESIDENT AND CHIEF EXECUTIVE OFFICER

Date:  September 13, 2002

                                  EXHIBIT INDEX

EXHIBIT
 NUMBER     DESCRIPTION
-------     --------------------------------------------------------------------

 (a)(1)     Offer to Exchange, filed September 13, 2002.+

 (a)(2)     Form of Letter of Transmittal.*

 (a)(3)     Form of Notice of Withdrawal.+

 (a)(4) Form of Email to All Employee Announcing Offer from Mark J. Ferrer dated August 30, 2002.*

 (a)(5)     Email Communication to Eligible Option Holders.*

 (a)(6)     Addendum for Employees in Canada.*

 (a)(7)     Addendum for Employees in Mexico and Ireland.*

 (a)(8)     Addendum for Employees in United Kingdom.*

 (a)(9)     Form of Reminder of Expiration Date.*

 (a)(10)    Form of Acknowledgement and Receipt of Letter of Transmittal.*

 (a)(11) Form of Email Communication Reporting Results to Tendering Option Holders.*

 (a)(12) Vastera's Annual Report on Form 10-K for its fiscal year ended December 31, 2002, filed with the Securities and Exchange Commission on March 11, 2002 and incorporated herein by reference.

 (a)(13) Vastera's Quarterly Report on Form 10-Q for its quarter ended March 31, 2002, filed with the Securities and Exchange Commission on May 9, 2002, and incorporated herein by reference.

 (a)(14) Vastera's Quarterly Report on Form 10-Q for its quarter ended June 30, 2002, filed with the Securities and Exchange Commission on August 14, 2002, and incorporated herein by reference.

(a)(15) Email to Employees Announcing Q&A Discussions for the Stock Option Exchange Offer dated September 11, 2002.

(a)(16) Email to Employees Distributing the Revised Offer to Exchange dated September 13, 2002.

   (b)      Not applicable.

 (d)(1) Vastera, Inc. 1996 Stock Option Plan, as amended, filed with the Securities and Exchange Commission on April 6, 2000 as Exhibit 10.6 to the Company's registration statement on Form S-1 and incorporated herein by reference.

 (d)(2) Vastera, Inc. 2000 Stock Incentive Plan, as amended, filed with the Securities and Exchange Commission on February 16, 2001 as
            Exhibit 99.1 to the Company's registration statement on Form S-1 and incorporated herein by reference.

 (d)(3) Form of Notice of Grant of Stock Option for the Vastera, Inc. 2000 Stock Incentive Plan.*

 (d)(4) Form of Stock Option Agreement for the Vastera, Inc. 2000 Stock Incentive Plan, filed with the Securities and Exchange Commission on August 31, 2000 as Exhibit 10.10 to the Company's registration statement on Form S-1 and incorporated herein by reference.

 (d)(5) United Kingdom Stock Option Subplan Under the Vastera, Inc. 2000 Stock Incentive Plan.*

 (d)(6) Form of Notice of Grant of Stock Option for the United Kingdom Stock Option Subplan Under the Vastera, Inc. 2000 Stock Incentive Plan.*

 (d)(7) Form of Stock Option Agreement for the United Kingdom Stock Option Subplan Under the Vastera, Inc. 2000 Stock Incentive Plan.*

   (g)      Not applicable.

   (h)      Not applicable.

--------------------------------------------------------------------------------
    + Filed herewith. Amends and replaces corresponding exhibit filed previously.
    *       Filed previously.


                                       2